Exhibit 99.1

Mobile-health Network Solutions Enters into Non-binding US$119 Million Strategic Framework with Hector Capital to Acquire BIMA and M&M Helix, Accelerating AI-powered Healthcare Expansion across Asia and Africa

Singapore, May 4, 2026 – Mobile-health Network Solutions (Nasdaq: MNDR) (“MNDR” or the “Company”), a leading AI-powered digital health platform, today announced the signing of a non-binding Strategic Cooperation Framework Memorandum of Understanding (“MOU”) with Hector Capital Holdings Pte. Ltd. (“Hector Capital”). Under the framework, Hector Capital will invest up to US$119 million into MNDR to support the acquisition of majority shareholdings in MILVIK Singapore Pte. Ltd. (“BIMA”), a healthcare platform operating in Asia and Africa, and M&M Helix Pte. Ltd. (“MM Helix”), a healthcare technology firm offering an AI-powered telemedicine and patient care platform.

This strategic partnership marks a significant milestone in MNDR’s mission to expand its portfolio of AI-powered healthcare solutions across Asia and Africa.

Transaction Highlights

●	Capital Investment: Hector Capital to invest up to US$119 million in MNDR, with the funding structure to be finalized in the definitive agreements, which may include a combination of equity subscription, convertible instruments, and/or other financial instruments. Proceeds will be applied toward the acquisitions and for general corporate and operational purposes.

●	Acquisitions: MNDR to acquire majority stakes in BIMA and MM Helix, integrating them as subsidiaries.

●	Independent Valuation: Consideration for the acquisitions will be consistent with an independent valuation of BIMA and MM Helix to be commissioned and agreed to by the parties prior to execution of the definitive agreements, and remains subject to regulatory approvals under applicable Nasdaq listing rules and Singapore law.

About the Targets

●	M&M Helix Pte. Ltd.: A Singapore-based digital healthcare technology firm offering an AI-powered telemedicine and patient care platform. MM Helix recently expanded its capabilities through the acquisition of Hyderabad-based health-tech firm Zibew, operator of DigitalRx.io, enabling a unified system for clinic and pharmacy workflows.

●	MILVIK BIMA: Founded in 2010, BIMA is a pioneer in democratising healthcare in emerging markets. Its platform provides affordable access to telemedicine, specialist care, health screening, personalized health programs, medicine delivery, laboratory testing, and insurance. Operating across Asia and Africa, BIMA serves millions of customers and is committed to making high-quality healthcare accessible to all.

Strategic Value

By combining MNDR’s Nasdaq listing, market access, and operational expertise with Hector Capital’s investment, ongoing strategic advisory support, and introductions to relevant business networks, the partnership will:

●	Accelerate growth of BIMA and MM Helix through expanded digital health offerings.

●	Enhance efficiency by leveraging MNDR’s AI-driven tele-consultation and workflow automation.

●	Broaden access to affordable healthcare across Asia and Africa.

Dr. Siaw Tung Yeng, Co-CEO of MNDR, commented, “This framework sets the stage for transformative growth. By integrating BIMA’s healthcare ecosystem and MM Helix’s AI-powered platform into MNDR, we are building a scalable, affordable healthcare network that empowers millions of families across emerging markets.”

Vikash, representing Hector Capital Holdings, added, “Our investment underscores confidence in MNDR’s vision. Together, we will unlock synergies that drive profitability, reduce costs through AI, and expand access to healthcare globally.”

The MOU is strictly non-binding in its entirety and serves as the basis for negotiating definitive agreements, including an Investment Agreement and Share Purchase Agreements. Completion remains subject to MNDR’s full legal, financial, and operational due diligence on BIMA and MM Helix, independent valuation, and receipt of all necessary regulatory approvals, including those required under applicable Nasdaq listing rules and Singapore law.

About Hector Capital Holdings

Hector Capital Holdings Pte. Ltd. is a Singapore-based investment firm with substantial indirect and beneficial shareholdings in regulated fund management entities VPAM and Brown Capital, operating across multiple jurisdictions. The firm specializes in strategic investments that combine capital deployment with operational value-add, supporting portfolio companies in scaling across Asia and beyond.

Through majority ownership interests in MILVIK Singapore Pte. Ltd. (BIMA) and M&M Helix Pte. Ltd., Hector Capital has built a strong presence in the digital healthcare sector. Its investment philosophy emphasizes:

●	Long-term growth through technology-driven healthcare solutions.

●	Cross-border structuring to enable expansion into emerging markets.

●	Strategic partnerships that leverage both financial strength and advisory expertise.

By partnering with MNDR, Hector Capital is reinforcing its commitment to democratizing healthcare access and accelerating the adoption of AI-powered platforms that improve patient outcomes and operational efficiency.

About Mobile-health Network Solutions

Mobile-health Network Solutions is a leading AI-powered digital health platform headquartered in Singapore, with operations across Southeast Asia and expanding into the US. The company provides telemedicine, AI-driven health tools, and virtual clinic infrastructure to empower patients and doctors worldwide. Its mission is to make healthcare accessible, intelligent, and human through technology. For more information, please visit our website.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to financial and business prospects, anticipated benefits of the Company’s transition to an asset-light platform, the Company’s goals and future activity, including continued development of proprietary technologies, strategic partnerships, and its capital initiatives. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

(+65) 6222 5223

Email: investors@manadr.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: ir@skylineccg.com